                    [Digital Commerce Corporation Letterhead]





September 5, 2000






VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Digital Commerce Corporation (Registration No. 333-36118) Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Digital Commerce Corporation, a Delaware corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-36118, together with all exhibits thereto, filed with the Securities and Exchange Commission on May 2, 2000 (the "Registration Statement").

         Pursuant to the Registration Statement, the Registrant proposed to register for sale approximately $115,000,000 of its common stock, $0.01 par value per share for issuance to the public. The Registrant believes that current market conditions make proceeding with this offering inadvisable. No securities have been sold under the Registration Statement and no selling efforts were made by the underwriters. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

September 5, 2000
Page 2



         Please do not hesitate to call Robert E. Crawford, Jr., our Senior Vice President, Secretary and General Counsel at (703) 456-6500 should you have any questions regarding this matter.


                                    Very truly yours,


                                    /s/ TONY BANSAL
                                    --------------------------------------------
                                    Tony Bansal,
                                    President and Chief Executive Officer

RECjr:lab

cc:      Ms. Amy Moorhus, Division of Corporate Finance
         Robert E. Crawford, Jr.
         Bruce A. Cheatham, Esq.
         James R. Griffin, Esq.
         Neil Gold, Esq.
         Beverly Chaney, Esq.